Christopher U. Cates, MD

CEO & Founder, RayZyn, 2014 - Present

Dr. Cates founded RayZyn® in 2014 as Chief Executive Office and Manager. As an Internationally renowned Cardiologist, Inventor, and Serial Entrepreneur, he has served on Fortune 500 Medical Advisory Boards and founded multiple companies. His last venture was acquired by a Fortune 500 Company.   RayZyn's founder is a Cardiologist who has "prescribed" red wine to his patients for decades due to its antioxidant property. After working with food scientists and vineyard owners to perfect the process of creating a healthy snack from wine grapes, The Wine RayZyn Company, LLC was born.